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                                                                    Exhibit 99.1
                                 [Company logo]

                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                                  ANNOUNCEMENT

Reference is made to the circular of Guangshen Railway Company Limited (the "COMPANY") dated 6 May 2008 and the announcement of the Company dated 26 June 2008. Biographies of the directors and supervisors of the 5th session of the Board of Directors of the Company (the "BOARD") and the Supervisory Committee of the Company are set out below:

EXECUTIVE AND NON-EXECUTIVE DIRECTORS

MR. HE YUHUA, aged 55, joined the Company in June 2007 and is the Chairman of the 4th session of the Board of the Company. Mr. He has university qualification and is a senior economist. Since 1969, he has served in railway departments and has over 30 years of experience in transportation management. He served in various senior managerial positions in Tianjin Railway Sub-bureau, Beijing Railway Bureau and Guangzhou Railway (Group) Company. He is also the chairman and the secretary of the Party Committee of Guangzhou Railway (Group) Company, and chairman of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Yuehai Railway Company Limited.

MR. CAO JIANGUO, aged 50, joined the Company in June 2006 and is a Director of the 4th session of the Board of the Company. Mr. Cao graduated from Central South University (CHINESE CHARACTERS) specialised in railway transportation and is an engineer. Mr. Cao has been engaged in the organization and coordination of railway transportation for a long period of time. He served as the stationmaster of Zhuzhou Station and a deputy general manager of Changsha Railway Company. From April 2005 to March 2006, he was the head of Transportation Department of Guangzhou Railway (Group) Company. Since March 2006, he has been a deputy general manager of Guangzhou Railway (Group) Company. Mr. Cao is also a vice chairman of Shenzhen Pingnan Railway Company Limited and a director of Sanmao Railway Company Limited and CYTS Tours Guangdong Railway Co., Ltd.

MR. WU HOUHUI, aged 59, joined the Company in March 1999 and is a Director of the 4th session of the Board of the Company. He graduated from Dalian Railway College (CHINESE CHARACTERS) and is a senior economist. Mr. Wu served in various


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managerial positions in Guangzhou Railway (Group) Company from 1984 to 2003 and has been the chief economist of Guangzhou Railway (Group) Company since July 2003. Mr. Wu is also the chairman of Sanmao Enterprise Development Company Limited and Guangdong Tiecheng Enterprise Company Limited and director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited, Shichang Railway Company Limited and CYTS Tours Guangdong Railway Co., Ltd.

MR. YU ZHIMING, aged 49, is the chief accountant of Guangzhou Railway (Group) Company. He has a university qualification and a master's degree in engineering. He is a senior accountant with numerous years of experience in finance. He was a deputy head of finance sub-division of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau. From 2005 to 2006, he was the head of finance division and director of the funds clearing centre of Wuhan Railway Bureau. He was a deputy officer of the funds clearing centre of the Ministry of Railway from September 2006 to April 2008. Mr. Yu has been the chief accountant of Guangzhou Railway (Group) Company since April 2008.

MR. YANG YIPING, aged 58, joined the Company in April 2006. He is the General Manager, secretary of the Party Work Committee and a director of the 4th session of the Board of the Company. Mr. Yang graduated from the Party School of the CPC (CHINESE CHARACTERS) and holds a postgraduate qualification in economics and management. Mr. Yang is also a senior political officer. Since 1970, he has served in various managerial positions in various railway departments. He was a member of the senior management of Engineering Company of Guangzhou Railway Bureau, Hainan Railway Company, Guangmeishan Railway Company Limited, Guangzhou Railway (Group) Company and Yangcheng Railway Company. Prior to his joining the Company, he was the secretary of the Party Work Committee of Guangzhou Railway (Group) Guangzhou Office.

MR. LIU HAI, aged 54, is the chairman of the labour union of the Company. He graduated from South China Normal University (CHINESE CHARACTERS) specialized in administration. He is also an economist. Mr. Liu has served in railway departments since 1972 and has over 30 years of experience in transportation management. Prior to his becoming a deputy officer of Guangzhou Railway (Group) Guangzhou Office in March 2005, he was the director of the Office of Guangzhou Railway Sub-bureau, and deputy chief economist and deputy general manager of Yangcheng Railway Company. Mr. Liu joined the Company in Januray 2007 and has been the chairman of the labour union of the Company since July 2007.

INDEPENDENT NON-EXECUTIVE DIRECTORS

MR. WILTON CHAU CHI WAI, aged 46, is currently chairman of Qleap Venture Limited and a director and the general manager of QLeap Asia Limited. Mr. Chau obtained a bachelor's degree in applied mathematics from the University of Hong Kong, a


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Bachelor of Laws degree from the University of Wolverhampton, a Master of
Business Administration degree from the University of Wales and a Doctor of Business Administration from the University of Newcastle (Australia). Mr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Mr. Chau has served in managerial positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle Ltd. and a director of CL Shield Foundation Limited. He joined the Company in June 2004 and is an independent non-executive Director of the 4th session of the Board of the Company.

MR. DAI QILIN, aged 40, is currently the chief accountant of Beijing Zhongluhua Certified Public Accountants (CHINESE CHARACTERS). He holds a master's degree with specialisation in accountancy. Mr. Dai is a senior accountant, a PRC certified public accountant and a PRC certified publci valuer. Mr. Dai served in various professional positions within the finance department of the Ministry of Railway from 1986 to 1997. Prior to his joining Beijing Zhongluhua Certified Public Accountants (CHINESE CHARACTERS) in April 2001, he was an accountant, senior accountant and deputy head of Beijing Huafeng Certified Public Accountants (CHINESE CHARACTERS) from 1997 to 2001.

MR. LU YUHUI, aged 53, is currently a deputy general manager and chief accountant of Beijing Jingtie Beifang Investment Corp. (CHINESE CHARACTERS) and China Railway United Logistics Co., Ltd respectively. He is a postgraduate of the department of finance and trading of the Chinese Academy of Social Sciences and is a senior accountant. Mr. Lu was the general manager of Beijing Railway International Travel Service and the chief accountant of Beijing Jingtie International Travel Service Co. Ltd. and Hua Yun Tour Development Group Co., Ltd.

Save as disclosed above, the above directors have no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, all of the above directors have no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO").

Save as disclosed above, the above directors do not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.

All the executive directors and non-executive directors as mentioned above will not be entitled to any remuneration. Each of Mr. He Yuhua and Mr. Yang Yiping will be entitled to an annual subsidy of RMB18,000. Each of the other executive and non-executive directors will be entitled to an annual subsidy of RMB12,000. Mr. Wilton Chau Chi Wai will be entitled to an annual remuneration of HK$150,000 and an annual subsidy of HK$18,000. Each of the other independent non-executive


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directors will be entitled to an annual remuneration of RMB100,000 and an annual subsidy of RMB12,000.

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES") and there is no other matter relating to the appointment of the above directors that needs to be brought to the attention to the shareholders of the Company.

SUPERVISORS (SHAREHOLDERS' REPRESENTATIVES)

MR. YAO MUMING, aged 54, joined the Company in April 1997 and is chairman of the 4th session of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University (CHINESE CHARACTERS) and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao had been secretary of the Commission for Discipline Inspection of Guangzhou Railway (Group) Company. Since November 2004, he has been vice secretary of the Party Committee and secretary of the Commission for Discipline Inspection of Guangzhou Railway (Group) Company. Mr. Yao is also chairman of the Supervisory Committee of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.

MR. WANG JIANPING, aged 51, was graduated from the Party School of the Communist Party of China ("CPC") (CHINESE CHARACTERS), majoring in economics and management. He is a senior political officer. Mr. Wang joined the railway department in 1974, and has more than 30 years of experience in the management of railway transport. He had served as a member of the senior management of the Guangzhou Engineering Corporation of Guangzhou Railway Group and Multi-development Center of Guangzhou Railway Group. Since June 2007, he has been chief of the human resources division and chief of the organization department of the Party Committee.

MR. LI ZHIMING, aged 46, joined the Company in May 2005 and is a Supervisor of the 4th session of the Supervisory Committee of the Company. Mr. Li graduated from the Party School of CPC (CHINESE CHARACTERS), majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau and Changsha Railway Company. From 1996 to March 2005, he was chief of Sub-division of Finance of Changsha Railway Company. Since April 2005, Mr. Li has been chief of the audit department of the Guangzhou Railway (Group) Company. Mr. Li is also a supervisor of Sanmao Railway Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Sanmao Railway Enterprise Development Company Limited and Guangdong Tiecheng Enterprise Company Limited.


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MR. CHEN SHAOHONG, aged 41, was graduated from South China Normal University
(CHINESE CHARACTERS) and is an economist. Mr. Chen has engaged in the research and practice of corporate management over the years. Since 2001, he was a deputy chief and also chief of the structural reform division of the corporate management office, and also deputy head of the corporate management office and deputy chief of the corporate and legal affairs division. Since April 2006, he has served as the chief of the corporate and legal affairs division of Guangzhou Railway (Group) Company.

Save as disclosed above, the above supervisors have no relationship with any directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, all of the above supervisors have no interest in the shares of the Company within the meaning of Part XV of the SFO.

Each of the supervisors as mentioned above will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB12,000.

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Listing Rules and there is no other matter relating to the appointment of the above supervisors that needs to be brought to the attention of the shareholders of the Company.

SUPERVISORS (STAFF REPRESENTATIVES)

MR. HUANG LIKA, aged 51, joined the Company in April 2008 and is currently one of our supervisors. Mr. Huang graduated from the Party School of the Central Committee of the Communist Party of China (the "CPC") and specialized in economics and management. He is an engineer. Mr. Huang started serving the administration of railway since 1976 and has over 30 years of experience in the management of railway transport. He has served various positions in the industry including the head officer of the training centre of Guangzhou Railway (Group) Company and the secretary to Party Committee of its Multi-development Centre, and also the secretary to the Party Committee of Guangzhou Railway Group Yang Cheng Railway Industrial Company. Since April 2008, Mr. Huang has been the deputy secretary to the CPC Working Committee and the secretary to the CPC Disciplinary Working Committee of the Company. He is a supervisor of the Company in the capacity of employee's representative.

MR. LIU XILIN, aged 51, joined the Company in January 2007 and is currently one of our supervisors. Mr. Liu graduated from the Party School of the Central Committee of the CPC and specialized in economics and management. Mr. Liu


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started serving the administration of railway since 1976 and has over 30 years of experience in the management of railway transport. He has served various positions in the industry including the deputy stationmaster of Dalang station, the head officer of the corporate management office of Yangcheng Railway Company (CHINESE CHARACTERS), and the director (CHINESE CHARACTERS) of Northern Guangzhou Vehicle Department. He has been the director (CHINESE CHARACTERS) of Guangzhou Vehicle Department since January 2007. Since April 2008, Mr. Liu has been a supervisor of the Company in the capacity of employee's representative.

Save as disclosed above, the above supervisors have no relationship with any directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, all of the above supervisors have no interest in the shares of the Company within the meaning of Part XV of the SFO.

Each of the supervisors as mentioned above will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB10,000.

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Listing Rules and there is no other matter relating to the appointment of the above supervisors that needs to be brought to the attention of the shareholders of the Company.

                                                      By Order of the Board
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                         GUO XIANG DONG
                                                       Company Secretary

Shenzhen, the PRC, 30 June 2008

As at the date of this announcement, the Board of the Company consists of:

EXECUTIVE DIRECTORS
He Yuhua
Yang Yiping
Liu Hai

NON-EXECUTIVE DIRECTORS
Cao Jianguo
Wu Houhui
Yu Zhiming

INDEPENDENT NON-EXECUTIVE DIRECTORS
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui